Press Release

GLAXOSMITHKLINE TO ACQUIRE CORIXA CORPORATION
- DEVELOPER OF NOVEL VACCINE ADJUVANTS AND ANTIGENS

LONDON (UK) AND PHILADELPHIA PA (USA) (29 APRIL 2005) -- GlaxoSmithKline Plc (NYSE: GSK) today announced the execution of a definitive agreement pursuant to which GSK will acquire Corixa Corporation (Nasdaq: CRXA), a developer of innovative products that regulate immunity, based in Seattle, WA (USA). The acquisition is structured as a cash for stock transaction, with the shareholders of Corixa entitled to receive $4.40 per common share, representing a total value of approximately $300 million. The transaction, which has been unanimously approved by Corixa’s Board of Directors, is subject to approval of its shareholders, regulatory clearance and cert ain other conditions. GSK owns approximately 8% of the outstanding Corixa shares and additional holders of approximately 11% of the shares have agreed to vote their shares in favor of the transaction. The transaction is expected to close in the third quarter of this year.

As a result of the acquisition, GSK will acquire all scientific and business programs, activities, assets and all related rights of Corixa. Importantly, GSK will acquire Corixa’s manufacturing facility in Hamilton, MT (USA) which produces Monophosphoryl Lipid A® (MPL®), a novel adjuvant contained in many of the vaccines in GSK’s pipeline. Furthermore GSK will no longer incur royalties and other costs under the existing agreements in place between GSK and Corixa nor will GSK incur royalties on future sales of their vaccines containing MPL®.

GSK will also acquire all assets related to a candidate prophylactic tuberculosis vaccine and to a portfolio of candidate immunotherapeutic cancer vaccines, being developed by GSK Biologicals and which contain antigens discovered by Corixa pursuant to a 1998 multi-field vaccine discovery collaboration between the parties. As a result of the acquisition, GSK will no longer be required to pay royalties related to these antigens. Corixa’s portfolio also includes other compounds such as TLR4 agonists and antagonists.

Jean Stéphenne, President of GSK Biologicals, said: “This is an important strategic deal for GSK’s vaccines division. MPL®, in particular, is an important component in many of our most promising vaccines under development, including Cervarix®, our candidate vaccine targeting infection with the Human Papilloma Virus (HPV), a leading cause of cervical cancer.

“In addition, this also represents the next step in progressing GSK’s promising tuberculosis vaccine approach and its cancer immunotherapeutics, as Corixa and GSK have together developed considerable expertise in these areas over the years.”

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GlaxoSmithKline on the World Wide Web at www.gsk.com.

EDITORS NOTES: ABOUT MPL®

MPL®, a vaccine adjuvant from Corixa, is a key component in many of the novel and GSK Bio proprietary adjuvant systems used in the future vaccine pipeline of GSK Biologicals. MPL® is a component in GSK Bio’s new hepatitis B vaccine, Fendrix®, which in February this year received regulatory approval from Europe’s CHMP. MPL® is also included in the adjuvant system used in GSK Bio’s candidate malaria vaccine. Other GSK Bio vaccines under development with MPL® include a candidate prophylactic vaccine against cervical cancer caused by HPV, a candidate prophylactic vaccine against herpes simplex and a number of prophylactic vaccines specifically designed for infections in seniors such as varicella zoster and the flu virus. In addition MPL® is a key component in the adjuvant system GSK Bio is testing in a number of its investigational cancer immunotherapeutic vaccine approaches for the treatment of breast, lung, melanoma or prostate cancers.

GSK now has clinical experience with MPL®-containing vaccines in over 80,000 doses and 30,000 subjects. In various clinical studies, GSK vaccines containing adjuvant formulations which include MPL® as a component were shown to improve antibody responses (kinetics and titers) and, importantly, to improve cell-mediated immune responses important for persistence of an effective immune response.

GSK BIOLOGICALS

GSK Biologicals , one of the world’s leading vaccine manufacturers, is located in Rixensart, Belgium. Belgium is the centre of all GSK’s activities in the field of vaccine research, development and production. GSK Biologicals employs more than 1000 research scientists who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. GSK Biologicals employs 3600 employees in Belgium (more than 4450 worldwide).

GSK/CORIXA PREVIOUS RELATIONSHIP

GSK’s relationship with Corixa Corporation also included a collaboration with GSK’s pharmaceuticals division on Bexxar, a therapeutic regimen for cancer indications. In December 2004 GSK acquired full marketing and development rights for Bexxar worldwide from Corixa.

Enquiries:
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